# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ESPEY MFG & ELECTRONICS CORP, CIK 0000033533
CUSIP: 296650104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 233 BALLSTON AVE, SARATOGA SPRINGS, New York (NY), 12866
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001174947-25-000046
Filed by CIK 0001321399

## Reporting persons
- Espey Mfg. & Electronics Corp. Employee Retirement Plan & Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 189,817; shared voting power 537,345; sole dispositive power 189,817; shared dispositive power 537,345; aggregate amount beneficially owned 537,345 (18% of the class)

## Item 1. Issuer
Name of issuer: ESPEY MFG & ELECTRONICS CORP
Address of issuer's principal executive offices: 233 Ballston Ave., Saratoga Springs, NY 12866

## Item 2. Person Filing
Name of person filing: Espey Mfg. & Electronics Corp. Employee Retirement Plan and Trust, Jennifer Pickering and Kaitlyn O'Neil, Trustees.
Address of principal business office or, if none, residence: 233 Ballston Ave., Saratoga Springs, NY 12866
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
537,345

The ESOP holds an aggregate of 537,345 shares of the Company's Common Stock (18% of the outstanding shares). The ESOP has the sole voting power with respect to shares held by it which have not been allocated to participant accounts, and shared voting power with respect to shares held by it which have been allocated to participant accounts.

Pursuant to the ESOP, participants are entitled to instruct the Trustees as to the voting of shares allocated to their accounts unless the Trustees determine that the instructions would be a violation of ERISA. Subject to ERISA, the Trustees votes the unallocated shares in the manner directed by the Board of Directors of the Company, which is currently in the same proportion as the instructions received on the allocated shares.

Jennifer Pickering was appointed ESOP Trustee effective July 1, 2024. Kaitlyn O'Neil was appointed ESOP Trustee effective March 15, 2025. Jennifer Pickering and Kaitlyn O'Neil disclaim beneficial ownership of the shares held by the ESOP, with the exception, in the case of Ms. Pickering, of 670 shares which are allocated to her account. Kaitlyn O'Neil does not have any shares allocated to her under the plan.
Percent of class: 18
Sole power to vote or to direct the vote: 189,817
Shared power to vote or to direct the vote: 537,345
Sole power to dispose or to direct the disposition: 189,817
Shared power to dispose or to direct the disposition: 537,345

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Espey Mfg. & Electronics Corp. Employee Retirement Plan & Trust: /s/Jennifer M. Pickering, Jennifer M. Pickering/Trustee (01/23/2026)